UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.                                       Press release dated April 19, 2011

2.                                       Press release dated April 19, 2011

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: April 19, 2011	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE

New York and Stockholm — April 19, 2011

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED MARCH 31, 2011

(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

Quarterly historical data has been restated for the full consolidation of Honduras to provide a comparable base.

Q1 Highlights

•                              Organic local currency revenues up 12.7% versus Q1 10

•                              Revenues up 13.4% to $1,081 million (Q1 10: $954 million)*

•                              EBITDA up 12.9% to $509 million (Q1 10: $451 million)**

•                              EBITDA margin of 47.1% (Q1 10: 47.3%)

•                              Mobile customers up 13.3% versus Q1 10, bringing total customers to 39.8 million

•                              Basic earnings per common share of $2.17 (Q1 10: $1.43)

•                              Normalized earnings per common share *** of $1.91 (Q1 10: $1.43)

•                              Free cash flow of $191 million (Q1 10: $200 million)

•                              Share buy back program of $800 million for the full year

*        Revenues were up 19.5% excluding the impact of the full consolidation of Honduras in Q1 10

**      EBITDA was up 20.2% excluding the impact of the full consolidation of Honduras in Q1 10

***    Excludes one-off events in 2010 and 2011 mainly the disposal of our Laos operation

Mikael Grahne, President and CEO of Millicom, commented:

“Our strong performance in Q1 confirms our value creation strategy and its effective implementation in our markets.   Local currency revenues increased by 12.7% year on year, which is the highest quarterly top line growth rate Millicom has reported since 2008.  We are especially pleased to see double-digit growth in Latin America as a whole and 5% growth in Central America, proving that our most highly penetrated markets can still enjoy good growth.

There has also been a continued improvement in mobile ARPU with a 3% year on year increase in South America and, notably, a 1% increase in Central America.  Such growth reflects our proximity to our customers and our deep understanding of their specific needs which we address through tailored, packaged products and services.  The investments we have been making in 3G and VAS are also delivering positive results.  In Africa, our revenues grew by 15% and continued to be impacted by the market price reductions introduced in the second half of 2010, but we are encouraged by the fact that there has been no further significant pricing activity in the first quarter of 2011.  For the Group as a whole, we are confident of maintaining top line growth of around 10% in local currency in 2011.

“Growth in VAS is a major strategic focus for Millicom and, in the first quarter, VAS contributed 51% of the growth in local currency.  Of our four customer offering categories, the Information and Solutions categories are showing the strongest growth and together they are already contributing 12% of total revenues in the quarter.  We are starting to see some interesting developments in Mobile Financial Services.  In particular, in Paraguay, where we first launched Tigo Cash, our domestic money transfer facility in Q3 2010, we recorded 107,000 transactions in the month of March.

“Our strong top line performance contributed to EBITDA of $509 million for the quarter and a margin for the Group of 47.1%.  We anticipate a lower margin than in Q1 for the balance of the year as we continue to invest in our brand and in our increasingly sophisticated and diverse range of value-added services in order to drive sustainable double-digit growth.   Given our strong performance in Q1 and our confidence in the business outlook for 2011, we are raising our EBITDA margin guidance to above 45% for the full year and our OFCF margin guidance to the high teens.  Capex for the full year is expected to be around $850 million.

“We are very pleased to see that our increased focus on earnings per share through careful management of our capital structure and tax planning have contributed to a 33% year-on-year increase in normalized EPS for the quarter, excluding exceptional items. In addition to the proposed dividend of $1.80 per share for 2010, the Board has authorized a total share buy back program of $800 million for the full year, meaning that we could return close to $1 billion to shareholders in 2011, demonstrating our commitment both to enhancing shareholder returns and to improving the efficiency of our capital structure.

“Finally, we are also separately announcing today our intention to consolidate the listing of our shares onto a single exchange, NASDAQ OMX Stockholm, in order to simplify our listing obligations.  The transition of the primary listing and the U.S. deregistration, which we intend to implement as soon as we are eligible to do so, will eliminate some of the significant demands placed on the management team and on the Board related to a dual listing, and will therefore enable the company to focus even further on developing the business.  The consolidation of our listing will not alter our underlying operations, our ability to grow the business, the level of our internal controls or governance, the way we run the company or how we communicate to the market.”

Financial and operating summary for the quarter to Mar 31, 2011 and 2010

MOBILE CUSTOMERS (‘000)	Mar 31, 2011	Mar 31, 2010		Change	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010
– Total (i)	39,763	35,094		13%	38,590	37,443	36,729
– Attributable (ii)	36,556	32,359	*	13%	35,515	34,528	33,878	*

REPORTED NUMBERS(iii) US$ million	Q1 2011	Q1 2010		Q1 – Q1 % change (local currency)	Q4 2010	Q3 2010	Q1 – Q1 % change (reported)	FY 2010
– Group Revenue	1,081	954	*	13%	1,069	1,018	13%	4,018	*
– Central America	455	425	*	5%	447	433	7%	1,740	*
– South America	387	312		20%	383	355	24%	1,373
– Africa	239	217		15%	239	230	10%	905
– EBITDA (iv)	509	451	*	13%	497	484	13%	1,896	*
– EBITDA margin	47.1%	47.3	%*	—	46.5%	47.5%	—	47.2	%*
– Net profit for the period	230	156		—	157	1,205	—	1,652

*   Pro forma figures to reflect the full consolidation of Honduras

(i)               Total customer figures represent the worldwide total number of customers of mobile systems in which Millicom has an ownership interest.

(ii)           Attributable customers are calculated as 100% of mobile customers in Millicom’s subsidiary operations and Millicom’s percentage ownership of customers in each joint venture operation.

(iii)       Excludes discontinued operations, except net profit

(iv)         EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues and adding other operating income.

•                              Investments include capex of $85 million for Q1 11 which was low due to timing issues.  Capex tends to be weighted more heavily to the second half of the year.  For the full year capex is expected to be around $850 million

•                              Cash and cash equivalents of $1,221 million at the end of Q1 11

•                              Cash up-streaming of $305 million in Q1 11

•                              Net debt of $1,060 million with an extrapolated full year net debt/EBITDA ratio of 0.5 times

•                              Completion of the transaction announced on September 16, 2009, on materially the same terms, of sale of the 74.1% share of operations in Laos to Vimpelcom

Review of operations

Financial results for the three months ended March 31, 2011

Customer market share

Millicom’s total market share increased by 0.1 percentage point quarter on quarter to 29.9% on a weighted basis, with 9 markets gaining share and 4 markets declining.  We have increased our market share in South America with Paraguay gaining 0.2 of a percentage point and Bolivia and Colombia each recording increases of 0.1 of a percentage point.  In Central America, Guatemala gained 1.4 percentage points of market share in the quarter.  In Africa, we saw a 0.3 percentage point decline.

	Market share (%)
	Total	Central Am.	South Am.	Africa
Q1 11	29.9%	54.4%	18.2%	30.8%
Q4 10	29.8%	53.8%	18.1%	31.1%
Q3 10	29.8%	53.8%	17.4%	32.1%
Q2 10	30.0%	53.7%	17.3%	31.9%
Q1 10	29.6%	53.4%	16.8%	32.4%

Source: company data.  Historical market share for Africa restated to reflect size of KBC market in DRC

MOBILE ARPU

Local currency mobile ARPU declined by 2% year-on-year, which is a 7 percentage point improvement over the rate of reduction of a year ago, reflecting the trend of slower declines as we improve steadily quarter on quarter.  We expect to reach ARPU stabilization at the Group level during the coming quarters.

Local currency mobile ARPU in South America was up 3% year-on-year and notably, in Central America, mobile ARPU was up by 1% year on year, marking the shift to a positive ARPU trend for the region and demonstrating the success of our strategy to focus on attracting higher value customers through value added services including data. In Latin America as a whole, 37% of our customers generate monthly mobile ARPU of more than $10, up from 35.8% in Q1 2010.  In Africa mobile ARPU fell by 6%, reflecting lower market prices and strong net customer additions in some markets in Q1.

	Year-on-year local currency mobile ARPU growth (%)*
	Total	Central Am.	South Am.	Africa
Q1 11	(2)%	1%	3%	(6)%
Q4 10	(5)%	(2)%	1%	(11)%
Q3 10	(6)%	(8)%	3%	(7)%
Q2 10	(8)%	(11)%	2%	(7)%
Q1 10	(9)%	(13)%	0%	(3)%

* Excluding Rwanda

Customers

In Q1 11, Millicom added 1.2 million net new mobile customers, reaching 39.8 million total mobile customers, an increase of 13% versus Q1 10. Of this number, 1.9 million were 3G data users in Latin America, up 9% from Q4 10. VAS penetration continues to increase with over 50% of customers using SMS services, 34% utilizing Tigo Lends You, 27% Ring Back Tones and more than 21% subscribing to data services and to the Give Me Balance and Gift and Collect services.

In Central America customer growth for the region as a whole was 5% year-on-year. Guatemala grew its customer base by 18% year-on-year while the customer base in both El Salvador and Honduras declined year-on-year due to the very high penetration of these markets and our focus on higher value customers.  3G data customers in Central America more than doubled year on year and totaled  973  thousand at the end of the first quarter.

In South America, total customers increased by 16% year-on-year. Bolivia recorded an increase of 20% and the increases in Colombia and Paraguay were 16% and 12% respectively.  3G data customers in the region totaled 954 thousand up 51% year-on-year.

In Africa, total customers increased by 21%, with 547 thousand net additions in the quarter.  Chad and DRC both recorded year-on-year increases in customers of more than 30%.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, mandatory registration, competitor promotions and our own marketing activities. We value sustainable revenue growth over net customer additions and we are focusing on 3G data and VAS customers who on average produce a higher additional ARPU than 2G voice only customers as we no longer see a correlation between growth in customer numbers and future revenue growth .

	Net additional mobile customers (‘000)
	Total	Central Am.	South Am.	Africa
Q1 11	1,174	332	295	547
Q4 10	1,146	365	461	320
Q3 10	715	(251)	439	527
Q2 10	1,635	149	212	1,274
Q1 10	1,174	320	211	643

	3G data users (‘000)
	Total	Central Am.	South Am.
Q1 11	1,927	973	954
Q4 10	1,765	798	967
Q3 10	1,528	675	853
Q2 10	1,291	532	759
Q1 10	1,035	403	632

Revenues, EBITDA and EBITDA margin

Total revenues for the three months ended March 31, 2011 were $1,081 million, an increase of 13% from Q1 2010. Underlying revenue growth in local currency was 12.7%.  Excluding exceptional items in Colombia in 2011 and in Ghana in 2010, underlying local currency revenue growth was 11.9%

The strongest regional revenue growth was seen in South America which reported year-on-year local currency growth of 20%. Central America, which turned positive in Q4 2010, reported year on year local currency growth of 5.3%, contributing to double-digit growth for our relatively mature Latin American markets as a whole.  Africa reported local currency top line growth of 15% with DRC and Ghana providing the most significant contributions.

VAS revenues for the quarter continued to grow strongly, rising 34% over Q1 10 and now account for over 25% of recurring revenue for the Group. Non-SMS VAS revenues grew by 62% in local currency and 3G data revenues now account for 6.4% of recurring revenues in Latin America, up by 1.1 percentage points from Q1 10.    We expect data and other non-SMS services to continue to be the major driver of Group revenue growth going forward.

Group EBITDA for the quarter was $509 million, an increase of 13% from Q1 10.  Despite accelerated investment in 3G and services, we reported an EBITDA margin of 47.1% supported by a combination of tight cost management, VAS development and the benefit of asset sharing.  In Central America, the margin was 54.1%, down 1.5 percentage points year-on-year.  The margin in South America was 42.6% and in Africa the margin was 40.9%, up 2.5 percentage points over Q1 10. We will continue to invest further in our brands and services in order to maintain around double-digit top line growth in the medium term, targeting a minimum margin in the mid-40s.  The margin for the full year is expected to be above 45%, given this strong Q1 performance.

From this quarter onwards we will no longer be providing local currency revenue by market as this level of disclosure has had commercial implications for a number of operations over recent quarters. Instead, we will now disclose revenues by category each quarter in order to provide greater visibility on the growth profiles of our core voice and value-added services.  We also believe that revenue by category is a relevant indicator of our strategic focus as it reflects the new organization structure put in place in 2010.

Group	Q1 11	Q4 10	Q3 10	Q2 10	Q1 10
Customers (m)	39.8	38.6	37.4	36.7	35.1
YoY growth (%)	13.3%	13.9%	17.5%	19.4%	20.7%
Revenues* ($m)	1,081	1,069	1,018	977	954
YoY growth (%) (reported)	13.4%	9.9%	12.6%	12.9%	15.1%
YoY growth (%) (local currency)	12.7%	10.1%	11.8%	11.3%	11.3%
EBITDA* ($m)	509	497	484	464	451
YoY growth (%)	12.9%	8.6%	15.7%	16.1%	19.2%
Margin (%)	47.1%	46.5%	47.5%	47.5%	47.3%
Total mobile ARPU* ($ monthly)	9.4	9.6	9.4	9.3	9.4
Capex ($m)	85	315	187	129	99
Capex/Revenues	7.9%	29.5%	18.4%	13.2%	10.4%

* pro forma figures to reflect the full consolidation of Honduras

Central America

From Q1 11, and in line with our strategy of convergence, our cable businesses are being managed and reported on a country by country basis. The comparative financial information presented for Central America has accordingly been restated to include the results of operations of our Central American cable businesses.

Revenues from mobile and cable operations in Central America totalled $455 million in Q1 11, up 7% on a reported and like-for-like basis and up 5.3% in local currency, reflecting the success of our innovative packaging and targeting of products and services to distinct segments of our customer base. The inclusion of cable revenues does not materially affect this growth trend as excluding cable, local currency revenue growth for the region would have been 4%. Central America also recorded a mobile ARPU improvement of 1% in local currency which compares to a 13% decline a year ago.  We expect revenue growth in Central America to continue to improve in the coming quarters, all else being equal, as El Salvador, which reported a low single digit year-on-year decline in revenue in Q1, reverts to growth in the same way that Honduras did 6 months ago. This is evidence that even our highly penetrated markets can enjoy growth through innovation and consumer understanding.

EBITDA for Central America was $246 million and the margin was 54.1%, a 1.5 percentage point reduction year-on-year but a 2.8 percentage point increase over Q4 10 despite increased marketing and promotional activities and more 3G handset subsidies in order to drive data revenues at this early stage of development of the Information category.

Total customers in Central America reached 13.8 million at the end of the quarter, up 5% year-on-year and 7% of our customers in Central America were using 3G services, generating 5% of revenues.

Our cable and broadband businesses in Central America grew revenues for the first quarter by 14% year-on-year and reported 682 thousand revenue generating units (RGUs), up 6% year-on-year. Cable ARPU was $20.15. Residential broadband customer numbers were up 14% year-on-year, and broadband customers now account for 25.8% of the total base of RGUs in the region.

Capex in Central America amounted to $26 million in Q1, or 6% of revenues which is low due to a phasing issue.

Central America	Q1 11	Q4 10	Q3 10	Q2 10	Q1 10
Customers (m)	13.8	13.5	13.1	13.4	13.2
YoY growth (%)	4.5%	4.5%	6.1%	10.3%	14.6%
Revenues* ($m)	455	447	432	435	424
YoY growth (%) (reported)	7.2%	3.5%	1.5%	0.4%	0.8%
YoY growth (%) (local currency)	5.3%	1.3%	-0.6%	-0.7%	2.3%
EBITDA* ($m)	246	229	239	245	236
YoY growth (%)	4.5%	(1.9)%	3.5%	1.9%	4.2%
Margin (%)	54.1%	51.3%	55.2%	56.5%	55.6%
Total mobile ARPU* ($)	12.2	12.3	11.8	11.8	11.7
YoY growth (%) (reported)	4.3%	0.0%	(5.6)%	(17)%	(27)%
Capex* ($m)	26	82	48	50	35
Capex/Revenues (%)	5.7%	18.3%	11.1%	11.5%	8.3%

* pro forma figures to reflect the full consolidation of Honduras

Amnet Operating performance	Q1 11	Q4 10	Q3 10	Q2 10	Q1 10
Homes Passed (‘000)	1,342	1,332	1,320	1,309	1,294
Broadband customers /cable customers	38%	38%	38%	36%	35%
Revenue Generating Units (‘000)	682	670	650	642	645

South America

Revenues in South America in Q1 11 amounted to $387 million, up 20% in local currency and all three markets reported a strong performance.

Mobile ARPU continued to increase and was up by 3% in local currency confirming the appropriateness of our support of 3G and other VAS. We now have over 950 thousand users of 3G data services in South America, representing over 9% of our regional customer base and 8% of revenues.  Growth in 3G data services has been driven by our offering of highly targeted bundled services, such as social and mail packages providing access to social networks and email only, which are particularly popular with the youth market.

EBITDA for Q1 11 was $165 million, up 25%, and the EBITDA margin was 42.6%, up 0.2 of a percentage point from Q1 10 but down 1.3 percentage points quarter on quarter. Colombia is now reporting positive net profit.

We booked approximately $2.8 million of additional revenues and EBITDA during the quarter as part of a legal settlement received from a competitor in Colombia. Excluding that item, local currency growth in the quarter was 19% for South America.

Net customer additions totaled 295 thousand, bringing the customer base to 10.4 million.

Capex in South America amounted to $28 million in Q1 or 7% of revenues.

South America	Q1 11	Q4 10	Q3 10	Q2 10	Q1 10
Customers (m)	10.4	10.1	9.7	9.2	9.0
YoY growth (%)	15.6%	15.0%	15.0%	14.6%	16.7%
Revenues ($m)	387	383	356	323	312
YoY growth (%) (reported)	24.0%	22.4%	28.3%	29.7%	31.9%
YoY growth (%) (local currency)	20.0%	18.7%	20.9%	19.1%	17.3%
EBITDA ($m)	165	168	151	138	132
YoY growth (%)	25.0%	24.8%	34.2%	41.5%	41.3%
Margin (%)	42.6%	43.9%	42.4%	42.7%	42.4%
Total mobile ARPU ($)	12.5	12.9	12.5	11.8	11.7
YoY growth (%) (reported)	6.8%	6.6%	11.6%	12.4%	12.5%
Capex ($m)	28	112	68	42	22
Capex/Revenues (%)	7.2%	29.2%	19.1%	13.0%	7.1%

Africa

Customers in Africa increased 21% year-on-year bringing the total at the end of March to 15.5 million. The higher intake compared to Q4 10 was predominantly due to increases in Senegal and Tanzania.  We recorded a net loss of customers in DRC of some 6,000 following the introduction by the regulator of a high minimum tariff for all operators in December 2010. The minimum tariff for cross-net calls was set at 13 cents but has since been reduced to 8 cents following a reduction in the interconnect cost to 8 cents.  We expect continued volatility in customer numbers in Africa given the upcoming registration deadlines in May and June for Chad and Ghana respectively.

Revenues in Africa were up 10% year-on-year to $239 million, with local currency revenues up 15%. There was an exceptional provision made in Ghana last year for taxes on incoming international calls, without which local currency revenue growth for the region would have been 13%.While revenues continued to be impacted by the market price reductions introduced in the second half of 2010, we are encouraged by the fact that there has been no further significant pricing activity in the first quarter of 2011. VAS revenues increased by 34% in Africa year-on-year and now account for 9.9% of the region’s recurring revenues.

Mobile ARPU for the region was down 6% year-on-year in local currency following the reduction mainly in cross net tariffs in Q3 and Q4 2010.  We have not seen any significant further pricing activity in Q1 2011 but nor have we seen any real evidence of elasticity following these reductions.

There have been a number of new taxes introduced in our markets during the quarter.  In Chad, a new tax on calls was introduced in March which will put pressure on minutes of use. In Senegal higher food and fuel prices has impacted our customers’ purchasing power and put pressure on ARPU. We are seeing a greater appetite for more affordable offers in this market which we have some difficulty in matching due to a lack of capacity.  We will invest additional capex in order to relieve some of this pressure in the second half of the year.

In Rwanda, a competitor ceased operating during the quarter following the withdrawal of its license.  We expect a limited benefit as its customer based comprised mainly low ARPU customers and its market share was around 5%.

EBITDA for Africa for Q1 11 reached $98 million, up 17% year-on-year. The EBITDA margin was 40.9%, up 2.5 percentage points over Q1 10 but down quarter on quarter by 0.9 percentage points.

Capex in Africa amounted to $30 million in Q1 or 13% of revenues.  We expect capex in Africa to exceed 30% of revenues in 2011 as we invest in order to capitalize on the region’s growth potential and for the initial 3G build out.

Africa	Q1 11	Q4 10	Q3 10	Q2 10	Q1 10
Customers (m)	15.5	15.0	14.6	14.1	12.8
YoY growth (%)	20.8%	22.6%	32.2%	33.5%	30.9%
Revenues ($m)	239	239	230	219	217
YoY growth (%) (reported)	10.3%	5.1%	14.6%	19.6%	26.8%
YoY growth (%) (local currency)	15.0%	11.7%	21.8%	23.5%	25.5%
EBITDA ($m)	98	100	94	81	83
YoY growth (%)	17.5%	11.6%	25.6%	31.2%	41.5%
Margin (%)	40.9%	41.8%	40.7%	36.9%	38.4%
Total mobile ARPU ($)	5.3	5.5	5.4	5.5	5.9
YoY growth (%) (reported)	(10.2)%	(16.7)%	(14.3)%	(9.8)%	(4.8)%
Capex ($m)	30	120	73	41	43
Capex/Revenues (%)	12.6%	50.2%	31.7%	18.7%	19.8%

Forward looking statements

In 2011 we aim to achieve the right balance between top line growth, profitability and cash flow generation.  We are raising our EBITDA margin guidance to above 45% for the full year and our OFCF margin to the high teens.  Capex is expected to be around $850 million in 2011.

We intend to commence the revised share buyback program of $800 million for the full year from April 25, 2011.

We expect to announce further tower transactions before the end of 2011.

Comments on the financial statements

Free cash flow for Q1 11 was $191 million, or 18% of revenues.

Approximately 61% of the Group’s gross debt is denominated in local currency, thus limiting foreign exchange exposure. Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or not available. The main countries carrying US$ denominated exposure are Guatemala, Honduras, Ghana and Tanzania and Paraguay. Millicom booked foreign exchange gains in Q1 11 of $18 million as a consequence of the revaluation in local currency of the US$ denominated debt in the operations.

In January 2011 the Colombian authorities raised a one-off emergency tax resulting in an additional tax charge of $14 million. Excluding this one-off tax the effective tax rate for the first quarter was 24.3% as we start to see the benefit of our tax planning.

The cost of financing before tax in Q1 was roughly equal to that in Q1 10 and now includes tower leases. The total cost of financing remains stable as our gross debt remains flat.  The benefit of the debt restructuring is seen in the tax line.

As at the end of Q1 11, 62% of the debt is at variable rates.

Millicom now has $1,221 million of cash in hand with around 83% held in US$.  The net debt to EBITDA ratio was approximately 0.5 times at the end of March.

The excess cash on the balance sheet, in addition to the cash received for the sale of Laos and towers in Africa in the first quarter, has triggered a revised share buy back program of $800 million for the full year.

Millicom upstreamed $305 million of cash during Q1 11 through a combination of dividends, management fees and royalties.

In March 2011 the transaction to sell the 74.1% share of operations in Laos to Vimpelcom was completed on materially the same terms as announced on September 16, 2009, realizing a gain of $36 million.

The litigation over our license in Senegal with the Senegalese Government continues at the International Center for the Settlement of Investment Disputes (ICSID). The ICSID has scheduled a hearing on the merits of the case to begin in November 2011.

Other information

The consolidated income statements for the quarters ended March 31, 2011 and 2010, the consolidated statements of financial position as at March 31, 2011 and December 31, 2010, the condensed consolidated statements of cash flows for the quarters ended March 31, 2011 and 2010 and the condensed consolidated changes in equity for the quarters ended March 31, 2011 and 2010 are determined based on accounting principles consistent to those used for the 2010 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS), except for pro forma comparatives of quarterly information prepared to reflect the full consolidation of the operation in Honduras.

This report is unaudited.

Millicom’s financial results for the second quarter of 2011 will be published on July 20, 2011.

The annual investor day will take place on September 13, 2011 in London. Further details will be provided in due course.

Luxembourg — April 19, 2011

Mikael Grahne, President & Chief Executive Officer

Millicom International Cellular S.A

15 rue Léon Laval

L-3372 Leudelange

Luxembourg

Tel : +352 27 759 101

Registration number: R.C.S. Luxembourg B 40 630

CONTACTS

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 (0)7779 018 539
Investor Relations

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 260 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Conference call details

A conference call to discuss the results will be held at 13.00 London / 14.00 Stockholm / 08.00 New York, on Tuesday, April 19, 2011.  The dial-in numbers are: +44 (0)20 7806 1955, +46 (0)8 5352 6407 or +1 212 444 0413 and the pass code is 2956542#.

A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.

Slides to accompany the conference call will be available at www.millicom.com 30 minutes prior to the start of the call.

A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 2956542#.

Appendices

•                              Consolidated income statements for the three months ended March 31, 2011 and 2010

•                              Consolidated statements of financial position as at March 31, 2011 and December 31, 2010

•                              Condensed consolidated statements of changes in equity for the three months ended March 31, 2011 and 2010

•                              Condensed consolidated statements of cash flows for the three months ended March 31, 2011 and 2010

•                              Quarterly analysis by cluster

•                              Cellular customers and market position by country

•                              Revenues by category

•                              Revenue growth - Forex effect by region

Millicom International Cellular S.A.

Consolidated income statements

for the three months ended March 31, 2011 and 2010

	QTR ended March 31, 2011	QTR ended March 31, 2010*
	(Unaudited) US$’000	(Unaudited) US$’000
Revenues	1,081,418	953,750
Operating expenses
Cost of sales (excluding depreciation and amortization)	(233,879)	(198,015)
Sales and marketing	(194,360)	(175,842)
General and administrative expenses	(144,143)	(128,975)
Other operating income	220	127
EBITDA	509,256	451,045
Corporate costs	(21,798)	(17,136)
Gain (loss) on disposal/Write down of assets, net	903	(2,695)
Depreciation and amortization	(177,731)	(172,395)
Operating profit	310,630	258,819
Interest expense	(49,059)	(44,714)
Interest and other financial income	4,422	2,332
Other non-operating income (expenses), net	15,421	4,572
Profit before taxes from continuing operations	281,414	221,009
Taxes	(81,982)	(65,962)
Profit before discontinued operations and non-controlling interest	199,432	155,047
Result from discontinued operations	39,465	3,100
Non-controlling interest	(8,760)	(2,613)
Net profit for the period	230,137	155,534
Basic earnings per common share (US$)	2.17	1.43
Weighted average number of shares outstanding in the period (‘000)	105,825	108,678
Profit for the period used to determine diluted earnings per common share	230,137	155,534
Diluted earnings per common share (US$)	2.17	1.43
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	105,943	108,869

* Comparatives have been restated for the full consolidation of Honduras

Millicom International Cellular S.A.

Consolidated statements of financial position

as at March 31, 2011 and December 31, 2010

	March 31, 2011	December 31, 2010
	(Unaudited) US$’000	US$’000
Assets
Non-current assets
Intangible assets, net	2,232,176	2,282,845
Property, plant and equipment, net	2,793,937	2,767,667
Investment in associates	19,190	18,120
Pledged deposits	52,616	49,963
Deferred taxation	27,164	23,959
Other non-current assets	30,085	17,754
Total non-current assets	5,155,168	5,160,308
Current assets
Inventories	56,173	62,132
Trade receivables, net	249,837	253,258
Amounts due from joint venture partners	129,298	99,497
Prepayments and accrued income	133,989	89,477
Current tax assets	2,233	10,748
Supplier advances for capital expenditure	37,508	36,189
Other current assets	87,977	72,205
Time deposits	1,069	3,106
Cash and cash equivalents	1,220,654	1,023,487
Total current assets	1,918,738	1,650,099
Assets held for sale	110,681	184,710
Total assets	7,184,587	6,995,117

Millicom International Cellular S.A.

Consolidated statements of financial position
as at March 31, 2011 and December 31, 2010

	March 31, 2011	December 31, 2010
	(Unaudited)
	US$’000	US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 109,135,193 shares at March 31, 2011)	685,704	681,559
Treasury shares (3,253,507 shares)	(300,000)	(300,000)
Other reserves	(21,809)	(54,685)
Accumulated profits brought forward	2,788,794	1,134,354
Net profit for the period	230,137	1,652,233
	3,382,826	3,113,461
Non-controlling interest	53,918	45,550
Total equity	3,436,744	3,159,011
Liabilities
Non-current liabilities
Debt and financing	1,750,622	1,796,572
Derivative financial instruments	19,581	18,250
Deferred taxation	188,758	195,919
Other non-current liabilities	84,394	79,767
Total non-current liabilities	2,043,355	2,090,508
Current liabilities
Debt and other financing	587,718	555,464
Capex accruals and payables	219,926	278,063
Other trade payables	186,969	202,707
Amounts due to joint venture partners	127,323	97,919
Accrued interest and other expenses	220,188	228,360
Current tax liabilities	108,657	79,861
Other current liabilities	240,973	242,457
Total current liabilities	1,691,754	1,684,831
Liabilities directly associated with assets held for sale	12,734	60,767
Total liabilities	3,747,843	3,836,106
Total equity and liabilities	7,184,587	6,995,117

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity
for the quarters ended March 31, 2011 and 2010

	March 31, 2011	March 31, 2010
	(Unaudited)	(Unaudited)
	US$’000	US$’000
Equity as at January 1	3,159,011	2,310,130
Profit for the period	230,137	155,534
Stock compensation	3,501	3,038
Shares issued via the exercise of stock options	1,105	907
Movement in cash flow hedge reserve	645	(392)
Movement in currency translation reserve	31,770	(9,879)
Sale of Amnet Honduras	2,207	—
Non-controlling interest	8,368	(11,542)
Equity as at March 31	3,436,744	2,447,796

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows
for the quarters ended March 31, 2011 and 2010

	March 31, 2011	March 31, 2010
	(Unaudited)	(Unaudited)
	US$’000	US$’000
EBITDA	509,256	423,831
Movements in working capital	(66,926)	(48,355)
Capex (net of disposals)	(137,251)	(103,435)
Taxes paid	(56,034)	(37,708)
Operating Free Cash Flow	249,045	234,333
Corporate costs (excluding share based compensation)	(18,343)	(14,135)
Interest paid, net	(39,490)	(20,113)
Free Cash Flow	191,212	200,085
Other investing activities	(5121)	(13,716)
Cash flow from (used by) operating and investing	186,091	186,369

Cash flow from (used in) financing	(44,503)	(170,553)

Cash from (used by) discontinued operations	53,102	—
Cash effect of exchange rate changes	2,477	4,454

Net increase (decrease) in cash and cash equivalents	197,167	20,270
Cash and cash equivalents, beginning	1,023,487	1,511,162
Cash and cash equivalents, ending	1,220,654	1,531,432

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q1 11	Q4 10	Q3 10	Q2 10	Q1 10	Increase Q1 10 to Q1 11
Revenues (US$’000) (i)
Central America	454,878	447,269	432,469	434,839	424,382	7%
South America	387,340	382,821	355,548	323,204	312,303	24%
Africa	239,200	238,845	229,716	219,305	217,065	10%
Total Revenues	1,081,418	1,068,935	1,017,733	977,348	953,750	13%

EBITDA (US$’000) (i)
Central America	246,033	229,326	238,470	244,848	235,391	5%
South America	165,315	167,983	151,315	138,128	132,319	25%
Africa	97,908	99,697	94,005	81,001	83,335	17%
Total EBITDA	509,256	497,006	483,790	463,977	451,045	13%

Total mobile customers at end of period (i)
Central America	13,816,582	13,484,996	13,119,588	13,370,455	13,221,362	5%
South America	10,434,613	10,139,252	9,677,857	9,239,165	9,026,688	16%
Africa	15,512,178	14,965,332	14,645,815	14,119,102	12,845,885	21%
Total	39,763,373	38,589,580	37,443,260	36,728,722	35,093,935	13%

Attributable mobile customers at end of period (i)
Central America	10,848,499	10,646,152	10,429,294	10,744,363	10,710,210	1%
South America	10,434,613	10,139,252	9,677,857	9,239,165	9,026,688	16%
Africa	15,273,216	14,729,543	14,420,869	13,894,168	12,622,516	21%
Total	36,556,328	35,514,947	34,528,020	33,877,696	32,359,414	13%

(i)           Pro forma figures to reflect the full consolidation of Honduras and excluding discontinued operations

Millicom International Cellular S.A.

Cellular customers and market position by country
(Unaudited)

		Country Population	MIC Market		Total customers (iii)
Country	Equity Holding	(million) (i)	Position (ii)	Net Adds Q1 11	Q1 11	Q1 10	y-o-y Growth
Central America
El Salvador	100.0%	6	1 of 5	64,479	2,792,615	2,815,991	-1%
Guatemala	55.0%	14	1 of 3	287,197	6,595,740	5,580,337	18%
Honduras	66.7%*	8	1 of 4	(20,090)	4,428,227	4,825,034	-8%

South America
Bolivia	100.0%	10	2 of 3	97,082	2,501,488	2,084,659	20%
Colombia	50.0%+1share	44	3 of 3	148,339	4,441,762	3,814,513	16%
Paraguay	100.0%	6	1 of 4	49,940	3,491,363	3,127,516	12%

Africa
Chad	100.0%	11	1 of 2	115,200	1,544,550	1,128,632	37%
DRC (iv)	100.0%	71	1 of 5	(6,204)	2,149,947	1,604,591	34%
Ghana	100.0%	24	2 of 5	47,361	3,572,507	3,100,252	15%
Mauritius	50.0%	1	2 of 3	6,344	477,923	446,738	7%
Rwanda	87.5%	11	2 of 3	20,024	569,556	114,468	398%
Senegal	100.0%	12	2 of 4	170,368	2,526,432	2,375,532	6%
Tanzania	100.0%	42	2 of 7	193,753	4,671,263	4,075,672	15%

Total cellular customers excluding discontinued operations		260		1,173,793	39,763,373	35,093,935	13%

(i)	Source: CIA World Factbook
(ii)	Source: Millicom. Market position derived from active customers based on interconnect
(iii)

Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

(iv)	DRC market position relates to the Kinshasa/Bas Congo area only

*	Millicom’s unconditional call option over its partner’s 33.3% stake in the business allows Millicom to fully consolidate the business in Honduras.

Revenue by Category

US$m	Q1 11	Q1 10*	% growth	Contribution
Communication (voice, SMS)	819	768	7%	76%
Information (Data services)	106	66	61%	10%
Entertainment (TV, Ringback tones, games)	77	76	1%	7%
Solutions (Tigo Cash, Tigo Lends You)	24	2	n/a	2%
Others (Telephone & equipment sales, inbound roaming, other)	55	42	31%	5%
Total Revenues	1,081	954	13%	100%

From this quarter we will no longer be providing local currency revenue by market as this level of disclosure has had commercial implications for a number of operations over recent quarters. Instead, we will now disclose revenues by category each quarter in order to provide greater visibility on the growth profiles of our core voice and value-added services.  We also believe that revenue by category is a relevant indicator of our strategic focus and it reflects the new organization structure put in place in 2010.

Revenue growth – Forex effect by region

US$m	Revenue Q1 10*	Constant currency growth	Forex	Revenue Q1 11	LC Growth %

C. America	425	20	10	455	5%
S. America	312	62	13	387	20%
Africa	217	32	(10)	239	15%
Total	954	114	13	1,081	13%

*proforma figures to reflect the full consolidation of Honduras

PRESS RELEASE

New York and Stockholm — 19 April 2011

MILLICOM INTERNATIONAL CELLULAR S.A.

TO CONSOLIDATE ITS LISTING ON NASDAQ OMX STOCKHOLM

New York and Stockholm, 19 April 2011 — Millicom International Cellular S.A. (“Millicom” or “the Company”) (NASDAQ: MICC and NASDAQ OMX Stockholm: MIC) today announced that it intends to consolidate the listing of its shares onto one single exchange, NASDAQ OMX Stockholm. The Company will maintain the current listing of its shares as Swedish Depository Receipts (“SDRs”) on NASDAQ OMX Stockholm, which will become Millicom’s primary listing.

Millicom, therefore, intends to voluntarily delist its ordinary shares from NASDAQ in the United States. Existing shareholders on NASDAQ will be able to convert their Millicom shares into SDRs listed on NASDAQ OMX Stockholm or alternatively maintain their holdings of Millicom ordinary shares.

“In today’s increasingly globalized trading environment, equity investors can access any international stock, regardless of where it is listed, making it unnecessary for Millicom to maintain its dual listing,” said Mikael Grahne, President and CEO of  Millicom. “The requirements of maintaining a U.S. listing also place significant demands on the Company, particularly in terms of the time commitment expected of our management team and Board of Directors.  With a single listing on NASDAQ OMX Stockholm, we will be able to focus even further on developing the business, while maintaining the same high standards of reporting and governance.”

With the primary listing in Stockholm, Millicom will be subject to NASDAQ OMX Stockholm’s listing rules and reporting requirements and the high standards of corporate governance prevalent in Sweden. The U.S. delisting will not change the way that Millicom communicates with shareholders, and the Company remains committed to maintaining the same levels of transparency and accountability. The Company will provide investors with timely updates, including quarterly reporting and earnings calls, and it will host regular investor relations activities and investor roadshows in both Europe and in the United States, consistent with what the Company has done to date.  Millicom’s strategy, its underlying operations and its ability to grow the business, as evidenced by the strong Q1 results announced today, will not change as a result of the Company consolidating its listing onto a single exchange. For additional information on the Company’s first quarter 2011 performance, please refer to the quarterly earnings report also filed today and available online at http://www.millicom.com/investors/investors.cfm.

Grahne added, “Millicom has listed SDRs on NASDAQ OMX Stockholm since 2004, so we are comfortable with the platform and feel confident that the continued trading of our SDRs will provide the appropriate levels of liquidity to our shareholders and appropriate access to capital for Millicom.”

Millicom has notified NASDAQ of its intention to delist and currently anticipates that it will file a Form 25 relating to the delisting of its ordinary shares with the U.S. Securities and Exchange Commission on or around May 20, 2011.  As a result, Millicom expects that the last day of trading of its ordinary shares on NASDAQ in the U.S. will be no earlier than May 27, 2011. The Company will continue to comply with its SEC reporting obligations until such obligations may be terminated by the deregistration of the Company.  The Company has not arranged for a listing on any other United States exchange or for quotation of its ordinary shares in any quotation medium.

Investors are encouraged to convert Millicom’s ordinary shares into SDRs, which are listed on NASDAQ OMX Stockholm and which have the same fundamental economic and voting rights as ordinary shares.  Details of the SDR conversion mechanism will be communicated to shareholders, together with further information and frequently asked questions, via Millicom’s website at http://www.millicom.com/investors/investors.cfm.  The change to a primary listing on NASDAQ OMX Stockholm is intended to be effected upon the U.S. delisting, no earlier than May 30, 2011.

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CONTACTS

Millicom International Cellular S.A.
François-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 7779 018 539
Investor Relations

Brunswick Group
Stockholm:
Annette Brodin-Rampe / Birgitta Henriksson	Telephone: +46 8 410 32 180

New York:
Gemma Hart / Radina Russell	Telephone: +1 212 333 3810

London:
Tom Buchanan	Telephone: +44 20 7404 5959

Millicom International Cellular S.A., Luxembourg

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 260 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

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